SEC 1745 Potential persons who are to respond to the collection of (02-02) information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

               UNITED STATES                OMB APPROVAL
     SECURITIES AND EXCHANGE COMMISSION     OMB Number:     3235-0145

          Washington, D.C. 20549            Expires: February 28, 2009

               SCHEDULE 13G                 Estimated average
              (Rule 13d-102)                burden hours per
                                            Response..........10.4


                                   UNITED STATES
                         SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C.  20549


                                  SCHEDULE 13G


                   Under the Securities Exchange Act of 1934
                               (Amendment No. _)*

                               Micronetics, Inc.
                                (Name of Issuer)

                    Common Stock, par value $ .01 per share
                         (Title of Class of Securities)

                                   595125105
                                 (CUSIP Number)

                                  July 9, 2007
            (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                               [ ] Rule 13d-1(b)
                              [ X ] Rule 13d-1(c)
                               [ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.


The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




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


                              CUSIP No. 595125105

     1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)

            Lucrum Capital LLC
            74-3103162

     2.     Check the Appropriate Box if a Member of a Group (See Instructions)
            (a)     [   ]
            (b)     [   ]

     3.     SEC Use Only

     4.     Citizenship or Place of Organization

            California

Number of          5.   Sole Voting Power
Shares                  271,295
Beneficially
Owned by           6.   Shared Voting Power
Each                    271,295
Reporting
Person With        7.   Sole Dispositive Power
                        271,295

                   8.   Shared Dispositive Power
                        271,295

     9.     Aggregate Amount Beneficially Owned by Each Reporting Person
            271,295


     10.    Check if the Aggregate Amount in Row (9) Excludes Certain Shares
            (See Instructions)  [   ]

     11.    Percent of Class Represented by Amount in Row (9)

            5.06%

     12.    Type of Reporting Person (See Instructions)

            IA

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


Item 1.

(a) Name of Issuer Micronetics, Inc.

Micronetics, Inc.

(b) Address of Issuer's Principal Executive Offices

26 Hampshire Drive
Hudson, NH 03051

Item 2.
(a) Name of Person Filing

Lucrum Capital, LLC

(b) Address of Principal Business Office or, if none, Residence

One Sansome Street, Suite 3908, San Francisco, CA 94104

(c) Citizenship

California

(d) Title of Class of Securities

Common Stock, par value $.01 per share

(e) CUSIP Number 595125105

Item 3. Not Applicable


Item 4. Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.


(a) Amount beneficially owned: 271,295
(b) Percent of class: 5.06%
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote 271,295
(ii) Shared power to vote or to direct the vote 271,295
(iii) Sole power to dispose or to direct the disposition of 271,295
(iv) Shared power to dispose or to direct the disposition of 271,295

                                       2
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


Item 5. Ownership of Five Percent or Less of a Class

If this Statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ]

Item 6. Ownership of More than Five Percent on Behalf of Another Person

Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not Applicable..

Item 8. Identification and Classification of Members of the Group

Not Applicable.

Item 9. Notice of Dissolution of Group

Not Applicable.

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated this 19th day of July, 2007


                              LUCRUM CAPITAL, LLC

                       By:   /s/ Christopher Ryder
                             ------------------------------
                             Christopher Ryder, Member

                                       3
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